Exhibit 99.3

VIRTUAL MEETING GUIDE

MEDICENNA

MEDICENNA THERAPEUTICS CORP.

SEPTEMBER 23, 2021

10:00AM (EDT)

This year we will be conducting a virtual shareholders' meeting, giving you the opportunity to attend the meeting online, using your smartphone, tablet or computer.

You will be able to view a live webcast of the meeting, ask the board questions and submit your votes in real time.

Appointing someone to be your proxyholder

If you appoint someone to be your proxy, other than the individual(s) named on the form of proxy or voting instruction form, you or your proxy will need to complete and return the Request For Control Number Form (see link below).

Non-Registered Holders

Non-registered holders, holding shares through a broker or financial institution, should carefully follow the instructions set out on the voting instruction form and in the information circular. Please note that only registered shareholders and proxy holders are permitted to vote at the meeting. A non-registered shareholder wishing to vote at the meeting, must appoint themselves as a proxyholder, and also complete and return the form found at the link below.

DOWNLOAD **REQUEST FOR CONTROL NUMBER FORM**

tsxtrust.com/resource/en/75

Attending the Shareholder Meeting Electronically

Simply go to the following website in your web browser (not a Google search) on your smartphone, tablet or computer. You will need the latest versions of Chrome, Safari, Edge or Firefox. Please ensure your browser is compatible by logging in early. **PLEASE DO NOT USE INTERNET EXPLORER**

`https://virtual-meetings.tsxtrust.com/1217`

I have a control number

If you have received a form of proxy from our transfer agent, TSX Trust Company, with a control number, select ***"I have a control number"*** and enter your control number and this case sensitive password:

`medicenna2021`

I am a Guest

If you do not have a control number select ***"I am a Guest"*** and fill in the required information.

Please login at least 15 minutes before the start of the meeting and ensure your web browser and internet connection are working properly.



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Navigation

When successfully authenticated, the info screen will be displayed. You can view the company information, ask questions and watch the webcast.

If you would like to watch the webcast press the play icon.

If viewing on a computer, the webcast will appear automatically once the meeting has started.



Voting

Once the voting is announced, click the voting icon on the left hand side. [VOTING]

To vote, simply select your voting direction from the options shown on screen and click **Submit**. A confirmation message will appear to show your vote has been received.

If you have additional control numbers to vote, click [+ I HAVE ADDITIONAL CONTROL NUMBERS] at the top to enter the additional credential.

To change your vote, simply click [REFRESH VOTING RESOLUTIONS]

Voting will remain open until the voting on the ballot is closed.



Questions

Eligible shareholders attending the meeting may ask questions during the meeting.

Messages can be submitted at any time during the Q&A session up until the Chair closes the session.

If you would like to ask a question, select the [ASK A QUESTION] icon on the left.

Type your message within the chat box in the messaging screen.

Once you are happy with your message click the "**Ask Now**" button

Questions sent via TSX Trust Virtual Meeting platform will be moderated before being sent to the Chair.



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